                                                                  EXHIBIT (A)(4)

                          Offer to Purchase for Cash
                    All Outstanding Shares of Common Stock

                                      of

                              AG Associates, Inc.

                                      at

                              $5.50 Net Per Share

                                      by

                          MIG Acquisition Corporation

                         a wholly owned subsidiary of

                         STEAG Electronic Systems GmbH

    THE OFFER, WITHDRAWAL RIGHTS AND PRORATION PERIOD WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, FEBRUARY 19, 1999, UNLESS THE OFFER
                                 IS EXTENDED.


                                                               January 22, 1999

To Brokers, Dealers, Commercial Banks,
 Trust Companies and Other Nominees:

  We have been appointed by MIG Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly owned subsidiary of STEAG Electronic Systems GmbH, a corporation organized under the laws of the Federal Republic of Germany ("Parent"), to act as Information Agent in connection with Purchaser's offer to purchase all outstanding shares of common stock, without par value (the "Shares"), of AG Associates, Inc., a California corporation (the "Company"), at a price of $5.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated January 22, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which, as amended or supplemented from time to time, together with the Offer to Purchase, constitute the "Offer") enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whose accounts you hold Shares registered in your name or in the name of your nominee.

  The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn prior to the expiration of the Offer such number of Shares which would constitute not less than 90% of the Shares then outstanding (the "Minimum Condition"), and (ii) the expiration or termination of any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The Offer also is subject to the other terms and conditions described in the Offer to Purchase.

  In the event that more than 50% of the Shares then outstanding are tendered pursuant to the Offer and not withdrawn, but less than 90% of the Shares then outstanding are acquired by Purchaser pursuant to the Offer and the Stock Option described in the Offer to Purchase, Purchaser will waive the Minimum Condition and amend the Offer to reduce the number of Shares subject to the Offer to 3,095,294 Shares or such greater or lesser number of Shares as equals 49.9% of the Shares then outstanding (the "Revised Minimum Number") and, if a greater number of Shares is tendered into the Offer and not withdrawn, purchase, on a pro rata basis, the Revised Minimum Number of Shares (it being understood that Purchaser shall not in any event be required to accept for payment, or pay for, any shares if less than the Revised Minimum Number of Shares are tendered pursuant to the Offer and not withdrawn at the expiration of the Offer).

  Enclosed for your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, or who hold Shares registered in their own names, are copies of the following documents:

    1. Offer to Purchase, dated January 22, 1999;

    2. Letter of Transmittal to tender Shares for your use and for the information of your clients. Facsimile copies of the Letter of Transmittal may be used to tender Shares;

    3. Notice of Guaranteed Delivery to be used to accept the Offer if certificates for Shares are not immediately available or time will not permit all required documents to reach BankBoston, N.A. (the "Depositary") by the Expiration Date (as defined in the Offer to Purchase) or if the procedure for book-entry transfer cannot be completed by the Expiration Date;

    4. A letter to shareholders of the Company from Dr. Arnon Gat, Chief Executive Officer and Chairman of the Company, together with the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission by the Company;

    5. A letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients' instructions with regard to the Offer;

    6. Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9; and

    7. A return envelope addressed to the Depositary.

  WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. PLEASE NOTE THAT THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, FEBRUARY 19, 1999, UNLESS THE OFFER IS EXTENDED.

  In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing the tendered Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase)), (ii) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message (as defined in the Offer to Purchase) and (iii) any other documents required by the Letter of Transmittal.

  If holders of Shares wish to tender, but cannot deliver their certificates or other required documents or cannot comply with the procedures for book-entry transfer prior to the expiration of the Offer, a tender may be effected by following the guaranteed delivery procedures described in "Section 3. Procedures for Accepting the Offer and Tendering Shares" of the Offer to Purchase.

  Neither Purchaser nor Parent will pay any fees or commissions to any broker, dealer or other person (other than the Depositary and the Information Agent, as described in the Offer) in connection with the solicitation of tenders of Shares pursuant to the Offer. However, Purchaser will, upon request, reimburse you for customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to your clients. Purchaser will pay or cause to be paid any stock transfer taxes payable with respect to the transfer of Shares to it, except as otherwise provided in Instruction 6 of the Letter of Transmittal. Backup tax withholding at a rate of 31% may be required, however, unless the required tax identification information is provided. See "Important Tax Information" contained in the Letter of Transmittal.

  Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed material may be obtained by contacting the undersigned at the address and telephone number set forth on the back cover page of the Offer to Purchase.

                                          Very truly yours,

                                          Corporate Investor Communications,
                                           Inc.

  NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU OR ANY OTHER PERSON THE AGENT OF PARENT, PURCHASER, THE COMPANY, THE INFORMATION AGENT OR THE DEPOSITARY, OR ANY AFFILIATE OF ANY OF THEM, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR TO MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE ENCLOSED DOCUMENTS AND THE STATEMENTS CONTAINED THEREIN.

1404-LT-99